DEPOSIT AGREEMENT AMENDMENT

AMENDMENT TO AMENDED AND RESTATED DEPOSIT AGREEMENT

AMENDMENT TO AMENDED AND RESTATED DEPOSIT AGREEMENT dated as of September __, 2023 (this “Amendment”) to that certain Amended and Restated Deposit Agreement dated as of May 14, 2018 (the “Deposit Agreement”) by and among Sequans Communications S.A. (the “Company”), The Bank of New York Mellon, as depositary (the “Depositary”), and all Holders from time to time of American Depositary Shares issued thereunder.

WITNESSETH:

WHEREAS, the Company and the Depositary executed the Deposit Agreement for the purposes set forth therein; and

WHEREAS, the Company wishes to terminate the Deposit Agreement, subject to the satisfaction of a condition precedent, and the Company and the Depositary wish to amend the Deposit Agreement and the form of Receipt (as defined therein) to alter the procedures that follow termination of the Deposit Agreement;

NOW, THEREFORE, the Company and the Depositary hereby agree to amend the Deposit Agreement as follows.

1.       Capitalized terms used but not defined in this Amendment shall have the meanings given to such terms in the Deposit Agreement.

2.       The following additional paragraph is hereby added at the end of Section 6.02 of the Deposit Agreement:

“Upon acceptance for payment by Renesas Electronics Europe GmbH of all tendered Shares and American Depositary Shares tendered in the cash tender offer made by it for those securities (the “Offer”), the preceding paragraph of this Section 6.02 shall not apply, and the following shall apply instead:

Immediately prior to the end of the subsequent offering period of the Offer, the Depositary shall tender all the deposited Shares it then holds, except for the amount of Shares represented by ADSs, if any, that the tender agent for the Offer has informed the Depositary have been validly tendered into the Offer and thereby sell those Shares to the Offeror. If that sale is not completed for any reason, the Depositary may sell those deposited Shares in any other manner in its sole discretion. The Depositary shall hold uninvested the net proceeds of any such sale, together with any other cash then held by it hereunder, unsegregated and without liability for interest, for the pro rata benefit of the Owners of American Depositary Shares that have not theretofore been surrendered, such Owners thereupon becoming general creditors of the Depositary with respect to such net proceeds, and the Depositary shall call for surrender of all outstanding American Depositary Shares to be exchanged on a mandatory basis for those net proceeds and that other cash, if any (after deduction or upon payment of the fee of the Depositary for the surrender of American Depositary Shares, any expenses for the account of the Owner of such American Depositary Shares in accordance with the terms and conditions of this Deposit Agreement, and any applicable taxes or governmental charges). After making that sale and giving that notice, the Depositary shall be discharged from all obligations under this Deposit Agreement, except to account for such net proceeds and other cash (net of those deductions). Upon the termination of this Deposit Agreement, the Company shall be discharged from all obligations under this Deposit Agreement except for its obligations to the Depositary under Sections 5.08 and 5.09.”

3.       The following paragraph is hereby added at the end of Article 20 of the form of Receipt:

“Upon acceptance for payment by Renesas Electronics Europe GmbH of all tendered Shares and American Depositary Shares tendered in the cash tender offer made by it for those securities (the “Offer”), the preceding paragraph of this Article 20 shall not apply, and the following shall apply instead:

Immediately prior to the end of the subsequent offering period of the Offer, the Depositary shall tender all the deposited Shares it then holds, except for the amount of Shares represented by ADSs, if any, that the tender agent for the Offer has informed the Depositary have been validly tendered into the Offer and thereby sell those Shares to the Offeror. If that sale is not completed for any reason, the Depositary may sell those deposited Shares in any other manner in its sole discretion. The Depositary shall hold uninvested the net proceeds of any such sale, together with any other cash then held by it hereunder, unsegregated and without liability for interest, for the pro rata benefit of the Owners of American Depositary Shares that have not theretofore been surrendered, such Owners thereupon becoming general creditors of the Depositary with respect to such net proceeds, and the Depositary shall call for surrender of all outstanding American Depositary Shares to be exchanged on a mandatory basis for those net proceeds and that other cash, if any (after deduction or upon payment of the fee of the Depositary for the surrender of American Depositary Shares, any expenses for the account of the Owner of such American Depositary Shares in accordance with the terms and conditions of the Deposit Agreement, and any applicable taxes or governmental charges. After making that sale and giving that notice, the Depositary shall be discharged from all obligations under the Deposit Agreement, except to account for such net proceeds and other cash (net of those deductions). Upon the termination of the Deposit Agreement, the Company shall be discharged from all obligations under the Deposit Agreement except for its obligations to the Depositary under Sections 5.08 and 5.09 of that Agreement.”

4.       Except for the foregoing amendments, the Deposit Agreement shall remain in full force and effect in accordance with its terms. This Amendment shall be governed by and construed as one with the Deposit Agreement, and the Deposit Agreement shall, where the context requires, be read and construed so as to incorporate this Amendment.

5.       This Amendment shall be interpreted in accordance with, and all rights hereunder and provisions hereof shall be governed by, the laws of the State of New York without giving effect to any conflict of laws provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the law of any other jurisdiction other than the State of New York.

6        This Amendment may be executed in any number of counterparts, each of which shall be deemed an original and all of those counterparts shall constitute one and the same instrument. This letter agreement may be executed by manual or electronic signatures, including images of manually executed signatures, DocuSign, AdobeSign or a similar agreed-upon electronic signature system, and may be delivered by exchange of copies of this letter agreement by facsimile or email including a pdf or similar bit-mapped image of the signature pages. The parties to this letter agreement represent and agree that if it has been executed or delivered electronically as provided in the preceding sentence or subsequently stored in and retrieved from an electronic record-keeping system, it shall have the same legal effect, validity and enforceability as a manually executed agreement maintained in a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act and any other applicable law, and that they shall not argue to the contrary. This Amendment shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of law rules of such state.

IN WITNESS WHEREOF, SEQUANS COMMUNICATIONS S.A. and THE BANK OF NEW YORK MELLON have duly executed this Amendment as of the date first written above.

SEQUANS COMMUNICATIONS S.A.

By:___________________________

Name:

Title:_________________________

THE BANK OF NEW YORK MELLON

By:___________________________

Name:

Title: